FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2008

Commission File Number

TOP SHIPS INC.
(Translation of registrant’s name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 are the first quarter financial results for the fiscal year 2008 for Top Ships Inc. (the "Company").

EXHIBIT 1

Key indicators highlighting changes in the financial performance of the Company’s vessels during the first quarters of 2007 and 2008:

	Suezmax Vessels
	Three Months Ended March 31,
(In U.S. Dollars unless otherwise stated)	2007	2008	Change
Total available ship days	1,170	970	-17.1%
Total operating days	1,084	724	-33.2%
Utilization	92.6%	74.6%	-19.4%
TCE[2] per ship per day under spot voyage charter	38,565	47,548	23.3%
TCE per ship per day under time charter	35,123	38,574	9.8%
Average TCE	37,428	43,123	15.2%
Other vessel operating expenses per ship per day	8,231 *	15,391 *	87.0%

	Handymax Vessels
	Three Months Ended March 31,
(In U.S. Dollars unless otherwise stated)	2007	2008	Change
Total available ship days	990	728	-26.5%
Total operating days	911	621	-31.8%
Utilization	92.0%	85.3%	-7.3%
TCE per ship per day under spot voyage charter	-	16,000	-
TCE per ship per day under time charter	20,279	18,360	-9.5%
Average TCE	20,279	18,356	-9.5%
Other vessel operating expenses per ship per day	6,576	10,789 *	64.1%

	Tanker Fleet
	Three Months Ended March 31,
(In U.S. Dollars unless otherwise stated)	2007	2008	Change
Total available ship days	2,160	1,698	-21.4%
Total operating days	1,995	1,345	-32.6%
Utilization	92.4%	79.2%	-14.2%
TCE per ship per day under spot voyage charter	38,565	47,462	23.1%
TCE per ship per day under time charter	24,467	25,746	5.2%
Average TCE	29,597	31,688	7.1%
Other vessel operating expenses per ship per day	7,473	13,418	79.6%

	Drybulk Fleet
	Three Months Ended March 31,
(In U.S. Dollars unless otherwise stated)	2007	2008	Change
Total available ship days	-	390	-
Total operating days	-	385	-
Utilization	-	98.7%	-
TCE per ship per day under spot voyage charter	-	-	-
TCE per ship per day under time charter	-	51,151	-
Average TCE	-	51,151	-
Other vessel operating expenses per ship per day	-	7,842 *	-

_______________________
2 Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is consistent with industry standards and is determined by dividing time charter equivalent revenues or TCE revenues by voyage days for the relevant time period. TCE revenues are revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE revenues and TCE rate non-GAAP measures, provide additional meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it assists Company’s management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance.

	Total Fleet
	Three Months Ended March 31,
(In U.S. Dollars unless otherwise stated)	2007	2008	Change
Total available ship days	2,160	2,088	-3.3%
Total operating days	1,995	1,730	-13.3%
Utilization	92.4%	82.9%	-10.3%
TCE per ship per day under spot voyage charter	38,565	47,462	23.1%
TCE per ship per day under time charter	24,467	32,927	34.6%
Average TCE	29,597	36,019	21.7%
Other vessel operating expenses per ship per day	7,473	12,376	65.6%
General and administrative expenses per ship per day**	2,406	3,690	53.3%

* The daily Other vessel operating expenses for the Suezmax, Handymax and Drybulk Vessels for the first quarter of 2007 include approximately $332, $0 and $0, respectively, and for the first quarter of 2008 include approximately $5,269, $1,621 and $890, respectively, for specific unexpected repairs.

** The daily General and Administrative expenses include approximately $218 and $322 for the first quarter of 2007 and 2008, respectively, of non-cash restricted stock expense, specific legal fees and depreciation for other fixed assets.

Fleet Report:

As of March 31, 2008, the Company’s fleet consisted of 23 vessels, or 2.1 million dwt (including 12 owned, one under capital lease and 10 vessels sold and leased back for a period of five to seven years) as compared to 24 vessels, or 2.5 million dwt on March 31, 2007 (including 18 vessels sold and leased back for a period of 5 to 7 years).

In December 2007, the Company entered into an agreement to sell the vessel M/T Noiseless to an unrelated party. The gain from the sale of $0.6 million was recognized upon the delivery of the vessel to the buyer on January 30, 2008.

In January 2008, the Company agreed to sell the vessel M/T Stainless to an unrelated party and entered into a bareboat charter with the buyer until July 31, 2008 (the vessel’s delivery date). According to the terms of the bareboat charter, all bareboat hire payments made up to the end of the charter period will be deducted from the purchase price and ownership of the vessel will be transferred to the buyer at the end of the charter period. As ownership of the vessel will be transferred to the buyer at the end of the bareboat charter, the Company classified the charter and vessel’s sale as a capital lease.

In August 2007, the Company entered into an agreement to acquire the M/V Astrale, a panamax drybulk vessel of 75,933 dwt built in Japan in 2000, from an unrelated third party with an expected delivery date between January and March 2008. In February 2008, the Company agreed with the owners of the M/V Astrale to charter the vessel up to April 27, 2008, for a daily hire. On May 1, 2008, the Company took ownership of the M/V Astrale, which was entered into a time charter contract for a period of 1 year at a net daily rate of $67,500. As the ownership of the vessel was transferred to the Company at the end of the charter the Company accounted for the purchase and related charter as a capital lease.

In February 2008, the Company took delivery of the M/V Voc Gallant, a super handymax, or supramax, drybulk vessel of 51,200 dwt built in China in 2002, from an unrelated third party. The vessel was chartered back to the sellers for a period of 18 months at a daily net rate of $25,650 on a bareboat basis. This employment agreement was later extended for an additional period of three years at a daily net rate of $23,580.

In March 2008, the Company took delivery of the M/V Pepito, a panamax drybulk vessel of 75,928 dwt built in Japan in 2001 and entered into a time charter contract for a period of 5 years at a net daily rate of $38,950.

In March 2008, the owner and lessor of M/T Faultless agreed to sell the vessel to a third party. The Company and the lessor mutually agreed to terminate the bareboat charter. The Company had sold the vessel in 2006 in a sale and lease-back transaction. The termination of the bareboat charter became effective upon the vessel’s delivery to its new owners, on March 31, 2008.

In April 2008, the Company entered into an agreement to sell the vessel M/V Bertram with an attached time charter contract to a third party and the vessel was delivered to its new owners later in the month. Until its delivery, an amount of $4.2 million, relating to the fair value of the time charter contract, had been amortized to the Company’s revenues. Consequently, on the delivery to its new owners, the Company wrote-off the unamortized amount, which resulted in a loss of approximately $2.0 million that will be recognized in the second quarter of 2008.

Fleet Deployment:

During the first quarter of 2008, the Company had approximately 79% of the fleet’s operating days on long-term employment contracts. As of March 31, 2008, seventeen of the Company’s 23 vessels were on time charter contracts with an average term of over two years with all but nine of the time charters including profit sharing agreements.

Tanker Vessels:

During the first quarter of 2008, seven of the Company’s Suezmax tankers operated in the spot market, earning on average $47,548 per vessel per day on a time charter equivalent (TCE) basis.

During the first quarter of 2008, five of the Company’s Suezmax tankers operated under time charter contracts, earning on average $38,574 per vessel per day on a time charter equivalent (TCE) basis.

Seven out of the eight Company’s Handymax tankers operate under long term employment agreements that provide for a base rate and additional profit-sharing.

During the first quarter of 2008, seven of the Company’s Handymax tankers earned on average $18,360 per vessel per day on a time charter equivalent (TCE) basis, including the profit-sharing allocated to the Company.

During the first quarter of 2008, one of the Company’s Handymax tankers operated in the spot market, earning on average $16,000 per vessel per day on a time charter equivalent (TCE) basis.

Drybulk Vessels:

During the first quarter of 2008, all Company’s drybulk vessels operated under time charter contracts, earning on average $51,151 per vessel per day on a time charter equivalent (TCE) basis, including the amortization of the fair value of time charter contracts of $15,842 per vessel per day.

The following table presents the Company’s current fleet list and employment:

	Dwt	Year Built	Charter Type	ExpiryE		Daily Base Rate		Profit Sharing Above Base Rate (2008)
9 Suezmax Tankers
TimelessB	154,970	1991	Spot
FlawlessB	154,970	1991	Spot
StoplessB	154,970	1991	Time Charter	Q3/2008		$35,000		50% thereafter
PricelessB	154,970	1991	Spot
EndlessD	135,915	1992	Time Charter	Q3/2008	C	$36,500		None
LimitlessD	136,055	1993	Spot
StormlessD	150,038	1993	Time Charter	Q2/2010		$35,000		None
Ellen PD.	146,286	1996	Time Charter	Q2/2009		$44,500		None
EdgelessD	147,048	1994	Spot

8 Handymax Tankers
SovereignA	47,084	1992	Spot
RelentlessA	47,084	1992	Time Charter	Q3/2009		$14,000		50% thereafter
VanguardB	47,084	1992	Time Charter	Q1/2010		$15,250		50% thereafter
SpotlessB	47,094	1991	Time Charter	Q1/2010		$15,250		50% thereafter
DoubtlessB	47,076	1991	Time Charter	Q1/2010		$15,250		50% thereafter
FaithfulB	45,720	1992	Time Charter	Q2/2010		$14,500		100% first $500 + 50% thereafter
DauntlessD	46,168	1999	Time Charter	Q1/2010		$16,250		100% first $1,000 + 50% thereafter
Ioannis PD.	46,346	2003	Time Charter	Q4/2010		$18,000		100% first $1,000 + 50% thereafter
6 Newbuilding Product Tankers
Hull S-1025	50,000	2009	Bareboat Charter	Q1-2/2019		$14,400		None
Hull S-1026	50,000	2009	Bareboat Charter	Q1-2/2019		$14,550		None
Hull S-1027	50,000	2009	Bareboat Charter	Q1-2/2016		$14,300		None
Hull S-1029	50,000	2009	Bareboat Charter	Q1-2/2016		$14,300		None
Hull S-1031	50,000	2009	Bareboat Charter	Q1-2/2019		$14,550		None
Hull S-1033	50,000	2009	Bareboat Charter	Q1-2/2019		$14,550		None

Total Tanker dwt	2,008,878

5 Drybulk Vessels
CycladesD	75,681	2000	Time Charter	Q2/2011		$50,860		None
AmalfiD	45,526	2000	Time Charter	Q1/2009		$22,000		None
Voc GallantD	51,200	2002	Bareboat Charter	Q2/2012		$25,650	F	None
PepitoD	75,928	2001	Time Charter	Q2/2013		$38,950		None
AstraleD	75,933	2000	Time Charter	Q2/2009		$67,500		None

Total Drybulk dwt	324,268

TOTAL DWT	2,333,146

A. Vessels sold and leased back in August and September 2005 for a period of 7 years
B. Vessels sold and leased back in March 2006 for a period of 5 years
C. Charterers have option to extend contract for an additional four-year period
D.  Owned vessels
E.   For the newbuilding product tankers we refer to the initial charter period excluding extension options
F.   From May/June 2009 until May/June 2012 the net daily base rate will be $23,580

Liquidity and Capital Resources

As of March 31, 2008, Top Ships had total indebtedness under senior secured credit facilities of $502.4 million with its lenders, the Royal Bank of Scotland (“RBS”), HSH Nordbank (“HSH”), DVB Bank, ALPHA BANK and EMPORIKI BANK maturing from 2008 through 2015.

Since the Company’s formation, the sources of funds have been cash from operations, long-term borrowings and equity provided by the shareholders. The Company’s principal use of funds has been capital expenditures to establish and grow its fleet, maintain the quality of its vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and make principal repayments on outstanding served loan facilities. The Company expects to rely upon operating cash flows, long-term borrowings and equity financings to implement its future growth plan.

In December 2007 and in April 2008, the Company raised $120.0 million of equity capital to fund its diversification in the dry bulk sector and its newbuilding program. All drybulk vessels of the Company have been chartered in long-term employment agreements that are expected to provide a secured stream of drybulk revenues. Moreover, the long-term employment agreements for the majority of the tanker fleet, in combination with the significantly improved spot market rates are expected to increase tanker revenues.

Therefore, the Company expects that its working capital generation, in combination with the existing cash balances and its recent equity offerings will be sufficient to cover its liquidity requirements for the next year, other than the financing of the newbuildings. The Company is currently in the process of obtaining debt financing for the newbuildings.

As of March 31, 2008, the Company has three interest rate swap agreements with RBS for the amounts of $28.5 million, $10.0 million and $10.0 million for a remaining period of one, five and five years, respectively. Under these agreements the interest rate is fixed at an effective annual rate of 4.66% (in addition to the applicable margin), 4.23% and 4.11%, respectively. The Company also has one interest rate swap agreement with HSH for the amount of $36.4 million for a remaining period of three years, at a fixed interest rate of 4.80% in addition to the applicable margin. The Company also has one interest rate swap agreement with Egnatia Bank for the amount of $10.0 million for a remaining period of five years, respectively. Under this agreement the interest rate is fixed at an effective annual rate of 4.76%. In addition, the Company has two interest rate swap agreements with HSH for the amounts of $17.9 million and $8.3 million for a remaining period of five years. The above swaps of $10.0 million, $10.0 million and $10.0 million, include steepening terms based on the two and 10 year U.S. Dollar swap difference, which is calculated quarterly in arrears. The interest rate for the remaining balance of the loans is LIBOR, plus the margin.

In November 2007, the Company entered into an interest rate derivative product. Under this agreement, the Company will pay five annual interest payments on a notional amount of $85.0 million. Based on the cumulative performance of a portfolio of systematic foreign exchange trading strategies, the interest payments will have a minimum floor at 0.00% and a cap at 7.50%.

In April 2008, the Company mutually agreed with Deutsche Bank for the termination of the $50.0 million swap. The Company is in the process of restructuring all or part of the then outstanding amount.

In May 2008, the Company entered into an interest rate swap agreement for a notional amount of $20.0 million for a seven year period. This swap includes steepening terms based on the two and 10 year Euro swap difference, which is calculated quarterly in arrears.

On March 31, 2008, the Company’s ratio of indebtedness to total capital was approximately 72.1%.

In April 2008, the Company privately placed 7.3 million common unregistered shares for aggregate proceeds of approximately $51.0 million with various investors. The 7.3 million shares were sold for $7.00 per share, which represents a discount of 15.5 percent based on the closing share price of $8.28 on April 23, 2008.

In April 2008, following the sale of M/V Bertram, the then outstanding loan amount was fully repaid. In May 2008, the Company took delivery of the drybulk vessel M/V Astrale. The acquisition cost was partially financed through a long-term bank loan, maturing in April 2013.

In addition, in May 2008, the Company paid the second installment for the construction of two vessels, which was partly financed from the revolving credit facility with RBS. Finally, in May 2008, following the private placement, the Company prepaid a portion from the bridge loan with DVB Bank.

TOP SHIPS INC.

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS (unaudited)
(Expressed in thousands of U.S. Dollars - except for share and per share data)

Three Months Ended
March 31,
	2007	2008
	As adjusted
REVENUES:

Revenues	$73,988	$72,637

EXPENSES:

Voyage expenses	14,942	10,324
Charter hire expense	29,498	17,988
Amortization of deferred gain on sale and leaseback of vessels	(2,433)	(1,297)
Other vessel operating expenses	16,141	25,842
Dry-docking costs	1,984	4,049
Depreciation	5,239	10,510
Amortization of dry-docking costs	-	-
General and administrative expenses	5,198	7,705
Foreign currency (gains) / losses, net	(29)	532
Gain on sale of vessel	-	(582)

Operating income (loss)	3,448	(2,434)

OTHER INCOME (EXPENSES):

Interest and finance costs	(2,973)	(7,946)
Fair value change of financial instruments	1,711	(8,859)
Interest income	825	430
Other, net	(12)	(32)

Total other expenses, net	(449)	(16,407)

Net Income (loss)	$2,999	$(18,841)

Earnings (loss) per share, basic and diluted	$0.28	$(0.93)

Weighted average common shares outstanding, basic	10,777,043	20,295,240

Weighted average common shares outstanding, diluted	10,785,688	20,295,240

TOP SHIPS INC.

CONSOLIDATED CONDENSED BALANCE SHEETS (unaudited)
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	December 31,	March 31,
	2007	2008

ASSETS

CASH AND CASH EQUIVALENTS	$26,012	$8,375
OTHER CURRENT ASSETS	29,881	31,026
NET INVESTMENT IN CAPITAL LEASE	-	42,300
VESSEL HELD FOR SALE	46,268	-
ADVANCES FOR VESSELS ACQUISITIONS / UNDER CONSTRUCTION	66,026	60,504
VESSEL UNDER CAPITAL LEASE	-	76,532
VESSELS, NET	553,891	641,422
OTHER NON-CURRENT ASSETS	28,339	26,536
RESTRICTED CASH	26,500	30,000

Total assets	$776,917	$916,695

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT PORTION OF LONG-TERM DEBT	$107,488	$124,459
OBLIGATIONS UNDER CAPITAL LEASE	-	68,571
OTHER CURRENT LIABILITIES	45,802	69,229
FINANCIAL INSTRUMENTS, NET OF CURRENT PORTION	10,683	13,658
FAIR VALUE OF BELOW MARKET TIME CHARTER	29,199	35,748
LONG-TERM DEBT, NET OF CURRENT PORTION	331,396	373,630
DEFERRED GAIN ON SALE AND LEASEBACK OF VESSELS	40,941	38,352

Total liabilities	565,509	723,647

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY	211,408	193,048

Total liabilities and stockholders' equity	$776,917	$916,695

TOP SHIPS INC.

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS (unaudited)
(Expressed in thousands of U.S. Dollars)

Three Months Ended
March 31,
	2007	2008
	As adjusted

Cash Flows from (used in) Operating Activities:

Net income (loss)	$2,999	$(18,841)
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	5,447	12,087
Stock-based compensation expense	151	483
Change in fair value of financial instruments	(1,711)	8,859
Amortization of deferred gain on sale and leaseback of vessels	(2,433)	(1,297)
Amortization of fair value below market time charter	-	(6,099)
Loss on sale of other fixed assets	61	25
Gain on sale of vessels	-	(582)
Payments for dry-docking	-	-
Change in operating assets and liabilities	358	13,634

Net Cash from Operating Activities	4,872	8,269

Cash Flows from (used in) Investing Activities:

Principal payments received under capital lease	-	3,700
Principal payments paid under capital lease	-	(928)
Advances for vessels acquisitions / under construction	(14,778)	(14,768)
Vessel acquisitions and improvements	-	(115,747)
Insurance claims recoveries	-	125
Increase in restricted cash	-	(3,500)
Net proceeds from sale of vessels	-	47,867
Net proceeds from sale of other fixed assets	28	49
Acquisition of other fixed assets	(1,247)	(520)

Net Cash used in Investing Activities	(15,997)	(83,722)

Cash Flows from (used in) Financing Activities:

Proceeds from long-term debt	10,000	100,180
Payments of long-term debt	(4,250)	(42,085)
Cancellation of fractional shares	-	(2)
Payment of financing costs	-	(277)

Net Cash from Financing Activities	5,750	57,816

Net decrease in cash and cash equivalents	(5,375)	(17,637)

Cash and cash equivalents at beginning of period	29,992	26,012

Cash and cash equivalents at end of period	$24,617	$8,375

SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid	$1,443	$5,477

NON-CASH TRANSACTIONS

Fair value below market time charter	$-	$12,647
Amounts owed for capital expenditures	$-	$2,469

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(registrant)

Dated: July 3, 2008	By: /s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer